Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045


06017564

MISYS

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk

5 October 2006

Dear Sirs

SUPPL

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

The enclosed announcements made on 5 October 2006 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

RECEIVED
2006 OCT 16 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

File n° 82-34981

PRNUK-0510061220-1F92

Misys plc - Annual General Meeting held on 4 October 2006.

Misys plc has today submitted to the UK Listing Authority prints of the resolutions passed, concerning items other than ordinary business, at the Annual General Meeting held on 4 October 2006. All the resolutions proposed by the Chairman were passed by shareholders on a show of hands.

This document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Details of the levels of proxy appointments and associated voting instructions received prior to the meeting will be available later today on the Misys plc website www.misys.com

Misys plc
05.10.06

Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

COMPANY NUMBER 1360027

Resolutions of
Misys plc

Passed at an Annual General Meeting held on 4 October 2006

---

10 ORDINARY RESOLUTION

THAT, in accordance with article 6 of the Articles of Association of the Company, the Directors be authorised to allot relevant securities up to a maximum nominal amount of £1,666,082 during the period expiring at the conclusion of the 2007 Annual General Meeting.

11 SPECIAL RESOLUTION

THAT:

(a) in accordance with article 7 of the Articles of Association of the Company, the Directors be given power to allot equity securities for cash and, for the purposes of paragraph (1)(b) of that article, this power shall be limited to a nominal amount of £275,863 and shall expire at the conclusion of the 2007 Annual General Meeting; and

(b) the power given to the Directors by this resolution be extended to sales for cash of any shares which the Company may hold as Treasury shares.

12 SPECIAL RESOLUTION

THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares in the capital of the Company, subject to the following restrictions and provisions:

(a) ordinary shares are hereby authorised to be purchased up to a maximum nominal value of £499,824;
(b) the minimum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to the nominal value of such a share;
(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for each of the five dealing days immediately preceding the day on which the ordinary share is purchased;
(d) unless previously revoked or varied, this authority shall expire at the conclusion of the 2007 Annual General Meeting of the Company; and
(e) the Company may make a contract to purchase ordinary shares under this authority before the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract.

13 ORDINARY RESOLUTION

THAT the Company and any company which is or becomes a wholly owned subsidiary of the Company during the period to which this resolution relates be and is hereby authorised in accordance with section 347C of the Companies Act 1985 (the Act):

(a) to make donations to EU political organisations not exceeding £50,000 in total; and
(b) to incur EU political expenditure not exceeding £50,000 in total,

and that such authority shall expire at the conclusion of the 2007 Annual General Meeting of the Company.

For the purposes of this resolution the terms 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings given to them in section 347A of the Act.

Rule 12g3-2(b)
File n° 82-34981

MISYS

5 OCTOBER 2006
FOR IMMEDIATE RELEASE

MISYS plc

CHANGE OF REMUNERATION COMMITTEE CHAIRMAN

Misys plc today (5 October 2006) announces that John King, non executive Director, has become chairman of the Remuneration Committee of the Board with immediate effect. In this role he replaces Sir Dominic Cadbury, Misys plc Chairman and acting Chief Executive, who remains a member of the Committee. John King joined the Misys plc Board in October 2005.

ENDS

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc
Misys plc (FTSE: MSY.L), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com